Exhibit 4(d)

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, San Juan Basin Royalty Trust’s (the “Trust”) sole class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), consisted of Units of Beneficial Interest (“Units”). The following description of the Trust’s registered securities is intended as a summary only and therefore is not a complete description of the Units. This description is based upon, and is qualified by reference to, the Trust’s Amended and Restated Royalty Trust Indenture, dated December 12, 2007 (the “Indenture”), the Trust’s Net Overriding Royalty Conveyance, dated November 3, 1980 (the “Conveyance”), and the Trust’s Assignment of Net Overriding Interest, dated September 30, 2002, and applicable provisions of Texas law. You should read these documents, which are incorporated by reference as Exhibits 4(a), 4(b), and 4(c), respectively, to the Annual Report on Form 10-K of which this Exhibit 4(d) is a part, for the provisions that are important to you.

Description of Units of Beneficial Interest

Authorized Units

Pursuant to the Conveyance, Southland Royalty Company conveyed to the Trust a 75% net overriding royalty interest (the “Royalty”) that burdened certain of Southland’s oil and natural gas interests in properties located in the San Juan Basin of northwestern New Mexico. The Royalty constitutes the principal asset of the Trust. The Trust’s beneficial interest in the Royalty is divided into 46,608,796 Units representing undivided fractional interests in the beneficial interest of the Trust equal to the number of shares of the common stock of Southland Royalty Company (“Southland”) that were outstanding as of the close of business on November 3, 1980.

The Units are registered under Section 12(b) of the Exchange Act and are traded on the New York Stock Exchange under the symbol “SJT”.

Unit Holder Meetings

Special Meetings. A meeting of the Unit Holders may be called at any time and from time to time pursuant to the provisions of the Indenture to transact any matter that the Unit Holders are authorized to transact.

Call and Notice of Meetings. The Trust does not hold annual meetings of the Unit Holders. However, BBVA USA, the trustee of the Trust (the “Trustee”), in its discretion, may call any meeting of the Unit Holders and shall call a meeting of the Unit Holders upon the written request of Unit Holders holding at least 15% of the Units. The Trust shall hold all such meetings at such time and place as it designates in the notice of meeting, provided, however, that all such meetings must be held in (i) Fort Worth, Texas, (ii) New York, New York, (iii) the city in which the principal United States office of the Trustee is located, or (iv) any United States city where the Trustee maintains an office.

Written notice signed by the Trustee of every meeting of the Unit Holders setting forth the time and place of the meeting and in general terms the matters proposed to be acted upon at such meeting shall be given in person or by mail not more than 60 nor less than 20 days before such meeting is to be held to all of the Unit Holders of record not more than 60 days before the date of such mailing. No matter other than that stated in the notice shall be acted upon at any meeting.

Voting. Each Unit Holder is entitled to one vote for each Unit owned by such Unit Holder, and any Unit Holder may vote in person or by duly executed written proxy. At any special or annual meeting the presence in person or by proxy of Unit Holders holding a majority of the Units at the time outstanding shall constitute a quorum and, except as otherwise specifically provided in the Indenture, any matter shall be deemed to have been approved by the Unit Holders if it is approved by the vote of a majority in interest of such Unit Holders constituting a quorum, even if less than a majority of all of the Units at the time outstanding. However, except that the affirmative vote by the Unit Holders of at least 75% of all the Units then outstanding shall be required to approve any of the following:

(i)	approve or authorize any sale of all or any part of the assets of the Trust,

(ii)	terminate the Trust pursuant to the provisions of the Indenture, or

(iii)	approve any amendment to or affecting the provisions of the Indenture.

Conduct of Meetings. The Trustee may make such reasonable regulations consistent with the provisions of the Indenture as it may deem advisable for any meeting of the Unit Holders, including regulations covering the closing of the transfer books of the Trustee for purposes of determining Unit Holders entitled to notice of or to vote at any meeting, the appointment of proxies, the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, the preparation and use at the meeting of a list authenticated by or on behalf of the Trustee of the Unit Holders entitled to vote at the meeting, and such other matters concerning the calling and conduct of the meeting as it deems advisable.

Termination of Trust

Termination. The Trust shall terminate upon the first to occur of the following events: (a) at such time as its gross revenue for each of two successive years is less than $1,000,000 per year, (b) a vote in favor of termination by the Unit Holders present or represented at a meeting held in accordance with the requirements set forth in the Indenture, or (c) the expiration of twenty-one years after the death of the last survivor of the lawful descendants of any degree of the signers of the Declaration of Independence in being on the date of execution of the Indenture.

Liquidation and Dissolution. For the purpose of liquidating and winding up the affairs of the Trust upon its termination, the Trustee shall continue to act as such until its duties have been fully performed and the Trust’s estate has been finally distributed. Upon the termination of the Trust, the Trustee shall sell for cash in one or more sales all the properties other than cash then constituting the Trust’s estate. The Trustee shall, as promptly as possible, distribute the proceeds of any such sales and any other cash in the Trust’s estate according to the respective interests and rights of the Unit Holders, after paying, satisfying and discharging all of the liabilities of the Trust or, when necessary, setting up reserves in such amounts as the Trustee in its discretion deems appropriate for contingent liabilities. In the event that any property which the Trustee is required to sell is not sold by the Trustee within three years after the termination of the Trust, the Trustee shall cause such property to be sold at public auction to the highest cash bidder. Notice of such sale by auction shall be mailed at least thirty days prior to such sale to each Unit Holder at such Unit Holder’s address as it appears upon the books of the Trustee. The Trustee shall not be required to obtain approval of the Unit Holders prior to selling property pursuant to the provisions of the Indenture. The Trustee may engage the services of one or more investment advisors or other parties deemed by the Trustee to be qualified as experts on such matters to assist with such sales and shall be entitled to rely on the advice of such persons as contemplated by the Indenture. Upon making final distribution to the Unit Holders, the Trustee shall be under no further liability except as provided in the Indenture.

Miscellaneous

Other Rights. The Unit Holders have no preemptive, subscription, redemption. or conversion rights.

Governing Law. The Indenture and the Trust are governed, construed, administered and controlled by and under the laws of the State of Texas, and the rights, powers, duties and liabilities of the Trustee shall be in accordance with and governed by the terms and provisions of the Texas Trust Code and other applicable laws of the State of Texas in effect at any applicable time.

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